INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2025

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Operating revenues
Time charter revenues	8	37.9	39.2	89.8	94.0
Total operating revenues		37.9	39.2	89.8	94.0

Operating expenses
Vessel operating expenses		(7.0)	(6.5)	(21.0)	(17.0)
Voyage expenses and commissions		(0.5)	(0.4)	(1.0)	(1.1)
General and administrative expenses		(1.1)	(1.4)	(3.7)	(4.1)
Depreciation	11	(7.3)	(7.3)	(21.9)	(19.2)
Total operating expenses		(15.9)	(15.6)	(47.6)	(41.4)

Operating income		22.0	23.6	42.2	52.6

Income (loss) from equity method investment	10	—	—	—	—

Financial income (expenses), net
Interest income		0.3	0.2	0.7	0.8
Interest expense, net of amounts capitalized	7	(12.8)	(13.2)	(38.7)	(33.4)
Total financial expenses, net		(12.5)	(13.0)	(38.0)	(32.6)

Net income before income tax		9.5	10.6	4.2	20.0
Income tax (expense) / credit	5	—	—	—	—
Net income attributable to shareholders of Himalaya Shipping Ltd.		9.5	10.6	4.2	20.0
Total comprehensive income attributable to shareholders of Himalaya Shipping Ltd.		9.5	10.6	4.2	20.0

Basic and diluted earnings per share	6	0.21	0.24	0.09	0.46

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ millions except share and per share data)

	Notes	September 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents		26.4	19.4
Trade receivables		0.5	1.2
Prepaid expenses and other current assets	9	6.9	6.2
Total current assets		33.8	26.8

Non-current assets
Equity method investments	10	0.4	0.3
Vessels and equipment, net	11	831.1	853.0
Total non-current assets		831.5	853.3
Total assets		865.3	880.1

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	13	23.8	24.3
Trade payables		1.5	0.8
Accrued expenses	12	5.8	7.2
Other current liabilities		2.5	3.5
Total current liabilities		33.6	35.8

Non-current liabilities
Long-term debt	13	671.6	689.6
Total non-current liabilities		671.6	689.6
Total liabilities		705.2	725.4
Commitment and contingencies	15

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2024: 140,010,000) shares, issued and outstanding 46,550,000 (2024: 43,900,000) shares	17	46.6	43.9
Additional paid-in capital	17	26.8	14.4
Contributed surplus	17	62.9	76.8
Retained earnings		23.8	19.6
Total shareholders’ equity		160.1	154.7
Total liabilities and shareholders’ equity		865.3	880.1

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ millions except share and per share data)

	Note	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Cash Flows from Operating Activities
Net income		9.5	10.6	4.2	20.0
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash compensation expense related to stock options		0.1	0.2	0.2	0.4
Depreciation of vessels	11	7.3	7.3	21.9	19.2
Amortization of deferred finance charges	13	0.7	0.6	2.0	1.7
Equity in net income on equity method investment	10	—	—	—	—
Change in assets and liabilities:
Accounts receivable		(0.1)	(0.3)	0.7	(0.5)
Accounts payable		(0.5)	(0.1)	0.7	(0.6)
Accrued expenses		0.7	(0.2)	(1.0)	4.7
Other current and non-current assets		1.1	(0.4)	(0.7)	(0.5)
Other current liabilities		(0.5)	(1.2)	(1.0)	0.9
Net cash provided by operating activities		18.3	16.5	27.0	45.3

Cash Flows from Investing Activities
Additions to newbuildings		—	0.2	—	(313.0)
Acquisition of equity method investments		—	(0.3)	—	(0.3)
Net cash used in investing activities		—	(0.1)	—	(313.3)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs	17	—	—	14.8	—
Proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender)	13	—	—	—	295.5
Other deferred finance charges paid	13	—	(0.7)	—	(2.3)
Drawdown of short term debt	16	—	—	6.0	—
Repayment of long-term and short-term debt	13, 16	(6.4)	(6.4)	(26.4)	(14.7)
Payment of cash distributions	17	(10.2)	(9.7)	(14.4)	(14.5)
Net cash provided by (used in) financing activities		(16.6)	(16.8)	(20.0)	264.0

Net increase (decrease) in cash and cash equivalents		1.7	(0.4)	7.0	(4.0)
Cash and cash equivalents at the beginning of the period		24.7	21.9	19.4	25.5
Cash and cash equivalents at the end of the period		26.4	21.5	26.4	21.5

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest		(11.3)	(12.6)	(37.5)	(27.8)

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(In $ millions except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings/(Accumulated deficit)	Total equity
Balance as of December 31, 2023	43,900,000	43.9	111.8	—	(1.5)	154.2
Transfer to contributed surplus	—	—	(97.9)	97.9	—	—
Share based compensation	—	—	0.1	—	—	0.1
Cash distributions to shareholders	—	—	—	(1.8)	—	(1.8)
Total comprehensive income	—	—	—	—	2.5	2.5
Balance as of March 31, 2024	43,900,000	43.9	14.0	96.1	1.0	155.0
Share based compensation	—	—	0.1	—	—	0.1
Cash distributions to shareholders	—	—	—	(4.8)	—	(4.8)
Total comprehensive income	—	—	—	—	6.9	6.9
Balance as of June 30, 2024	43,900,000	43.9	14.1	91.3	7.9	157.2
Share based compensation	—	—	0.2	—	—	0.2
Cash distributions to shareholders	—	—	—	(7.9)	—	(7.9)
Total comprehensive income	—	—	—	—	10.6	10.6
Balance as of September 30, 2024	43,900,000	43.9	14.3	83.4	18.5	160.1

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings	Total equity
Balance as of December 31, 2024	43,900,000	43.9	14.4	76.8	19.6	154.7
Issuance of common shares	2,650,000	2.7	12.4	—	—	15.1
Equity issuance costs		—	(0.3)	—	—	(0.3)
Share based compensation		—	0.1	—	—	0.1
Cash distributions to shareholders		—	—	(0.7)	—	(0.7)
Total comprehensive loss		—	—	—	(6.4)	(6.4)
Balance as of March 31, 2025	46,550,000	46.6	26.6	76.1	13.2	162.5
Share based compensation		—	0.1	—	—	0.1
Cash distributions to shareholders		—	—	(4.4)	—	(4.4)
Total comprehensive income		—	—	—	1.1	1.1
Balance as of June 30, 2025	46,550,000	46.6	26.7	71.7	14.3	159.3
Share based compensation		—	0.1	—	—	0.1
Cash distributions to shareholders		—	—	(8.8)	—	(8.8)
Total comprehensive income		—	—	—	9.5	9.5
Balance as of September 30, 2025	46,550,000	46.6	26.8	62.9	23.8	160.1

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange under the ticker HSHP. Our shares started trading on Euronext Oslo Bors on June 3, 2025 under the ticker HSHP following the transfer of our listing from Euronext Expand. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tonnes (“dwt”) which are equipped with the latest generation dual fuel LNG technology. As of September 30, 2025, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 13.

As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.

Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2024, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 26, 2025. The Unaudited Consolidated Balance Sheet data for December 31, 2024 was derived from our audited annual financial statements. The amounts are presented in millions (with one decimal) of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of September 30, 2025, and its results of operations and cash flows for the three and nine months ended September 30, 2025 and 2024.

Significant accounting policies

The accounting policies adopted in the preparation of the Unaudited Consolidated Financial Statements for the three and nine months ended September 30, 2025 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2024.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In November 2023, the FASB issued ASU 2023-07 (Topic 280 Segment Reporting): Improvements to Reportable Segment Disclosures requiring disclosure of incremental segment information for all public entities, including but not limited to: significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the title and position of the CODM and how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and making decisions about how to allocate resources. ASU 2023-07 became effective for the interim period beginning January 1, 2025. We have applied the amendments required to the three and nine months ended September 30, 2025 and retrospectively to all previous periods presented in the financial statements. Adoption of ASU 2023-07 resulted in additional segment disclosures as shown in note 4 - Segment.

In December 2023, the FASB issued ASU 2023-09 (Topic 740 Income Taxes): Improvements to Income Tax Disclosures requiring annual disclosure of (1) specific categories in the rate reconciliation; and (2) additional information for reconciling items if the effect of those reconciling items is equal to or greater than 5% of the resulting amount by multiplying pretax income (or loss) by the applicable statutory income tax rate. An entity is also required to provide the nature, effect and underlying causes of the reconciling items, and the judgment used in categorizing them, if not otherwise evident. The amendments have no impact on our unaudited consolidated financial statements for the three and nine months ended September 30, 2025 as the disclosures are required for annual periods beginning after December 15, 2024. Effect of the adoption on our annual consolidated financial statements are currently under evaluation.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of September 30, 2025:

Standard	Description	Date of adoption	Expected Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2024-03 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	The amendments require disclosure of the amounts of below 5 categories included in each relevant expense caption:

(a) purchase of inventory;
(b) employee compensation;
(c) depreciation;
(d) intangible asset amortization; and
(e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities.

A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations.

	The amendment also requires disclosure of the qualitative description of the amounts remaining in the relevant expense captions that are not separately disaggregated quantitatively. In addition, disclosure of the entity’s definition of selling expenses and its total amount are required.	January 1, 2027	Under evaluation
ASU 2025-01 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date	The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in
	annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.	January 1, 2027	Under evaluation
ASU 2025-03 Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity
The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. Entities are required to adopt the Update in annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods.
		January 1, 2027	Under evaluation
ASU 2025-05 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets	The amendments in this Update provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transaction accounted for under Topic 606. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset.	January 1, 2026	Under evaluation

The FASB have issued further updates not included above as we do not believe that these are applicable to the Company.

Note 4 - Segment

We have one reportable segment as our chief operating decision maker (“CODM”), being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income as reported in our Unaudited Consolidated Statements of Operations. The CODM does not review a measure of operating result at a lower level than the consolidated group. The measure of segment assets is reported on the Unaudited Consolidated Balance Sheets as total consolidated assets. The CODM reviews quarterly variances of consolidated net income and total consolidated assets, short-term and long-term market trends and cash flow forecasts in making resource allocation decisions.

Segment revenue, profit and significant segment expenses are as follows:

(in millions of $)	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Total operating revenues	37.9	39.2	89.8	94.0
Less:
Crew costs	(3.8)	(3.9)	(11.7)	(10.0)
Other vessel operating expenses(1)	(3.2)	(2.6)	(9.3)	(7.0)
Voyage expenses and commissions	(0.5)	(0.4)	(1.0)	(1.1)
General and administrative expenses(2)	(1.1)	(1.4)	(3.7)	(4.1)
Depreciation	(7.3)	(7.3)	(21.9)	(19.2)
Income from equity method investment	—	—	—	—
Interest income	0.3	0.2	0.7	0.8
Interest expense, net of amounts capitalized	(12.8)	(13.2)	(38.7)	(33.4)
Income tax (expenses)	—	—	—	—
Segment and consolidated net income	9.5	10.6	4.2	20.0

(1) Other vessel operating expenses include repairs and maintenance, spares, stores and consumables, lubricating oil, vessel insurance, services and subscriptions, and vessel management fees.

(2) General and administrative expenses include directors and officers’ insurance, management fees, audit and accounting fees, administrative salaries, directors’ fees, legal fees, listing fees, share based compensation costs, and other administrative expenses.

Note 5 - Income Taxes

Bermuda
Himalaya Shipping Ltd. is incorporated in Bermuda. Himalaya Shipping Ltd.received written assurance from the Minister of Finance in Bermuda that the Company will be exempted from taxation until March 31, 2035.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regard to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda. If we are subject to taxation in Bermuda under the CIT act, our international shipping income may be excluded from taxation if we can demonstrate either strategic or commercial management in Bermuda.

Liberia
The companies operating the vessels are not subject to tax on international shipping income.

United Kingdom
Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of September 30, 2025 was 25%.

Note 6 - Earnings Per Share

The computation of basic earnings per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Dilutive impact of the assumed conversion of potentially dilutive instruments which are 1,000,000 share options and 800,000 share options outstanding as at September 30, 2025 and 2024, respectively, is shown in the table below:

(in $ millions except share and per share data)	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Basic earnings per share	0.21	0.24	0.09	0.46
Diluted earnings per share	0.21	0.24	0.09	0.46

Net income	9.5	10.6	4.2	20.0

Issued common shares at the end of the period	46,550,000	43,900,000	46,550,000	43,900,000
Weighted average number of shares outstanding for the period, basic	46,550,000	43,900,000	45,783,150	43,900,000
Dilutive impact of share options	21,351	39	7,195	8,667
Weighted average number of shares outstanding for the period, diluted	46,571,351	43,900,039	45,790,345	43,908,667

Note 7 - Interest Expense

(in $ millions )	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024

Interest expense, gross	12.8	13.2	38.7	35.4
Capitalized interest on newbuildings	—	—	—	(2.0)
Interest expense, net	12.8	13.2	38.7	33.4

Note 8 - Operating Leases

Rental income

The components of operating lease income are as follows:

(in $ millions )	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Time charter revenues	37.9	39.2	89.8	94.0

Time charter revenues on our index-linked charters were $23.4 million and $67.9 million in the three and nine months ended September 30, 2025, respectively, and $27.1 million and $50.5 million in the three and nine months ended September 30, 2024, respectively.

Note 9 - Prepaid expenses and other current assets

	September 30, 2025	December 31, 2024
(in $ millions)
Prepaid interest(1)	2.2	2.3
Other prepaid expenses(2)	1.4	1.3
Inventory	1.6	1.5
Other current assets(3)	1.7	1.1
Total	6.9	6.2

(1) Prepaid interest pertains to interest paid in advance for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. Bareboat payments on the lease for these vessels were paid in advance.

(2) Other prepaid expenses are comprised primarily of prepaid operating expenses and cash advance to crew for delivered vessels.

(3) Other current assets mainly relate to funding advanced to vessel managers.

Note 10 - Equity method investment

In August 2024, we acquired 12,000 shares in 2020 Bulkers Management AS (“2020 Bulkers Management”) for a total consideration of $0.3 million (NOK 3.2 million). The acquired shares represent 40% of the issued shares of 2020 Bulkers Management. As the Company has the ability to exercise significant influence, we have accounted for our investment in 2020 Bulkers Management as an equity method investment.

The table below sets forth the carrying value of our equity method investment:

	September 30, 2025	December 31, 2024
(in $ millions)
At January 1	0.3	—
Additions	—	0.3
Share options expense to employees of acquiree (1)	0.1	—
Equity in net earnings (loss) (2)	—	—
Closing balance	0.4	0.3

(1) This pertains to 40% of the share options granted by the Company to employees of 2020 Bulkers Management.

(2) Equity in net income from equity method investment for the three and nine months ended September 30, 2025 amounted to $1,000 and $5,000, respectively.

Note 11 - Vessels and Equipment, net

	September 30, 2025	December 31, 2024
(in $ millions)
Cost
At January 1	888.6	437.8
Additions	—	450.8
At end of the period	888.6	888.6

	September 30, 2025	December 31, 2024
(in $ millions)
Depreciation
At January 1	(35.6)	(9.1)
Charge for the period	(21.9)	(26.5)
At end of the period	(57.5)	(35.6)

Net book value at end of the period	831.1	853.0

During the nine months ended September 30, 2025, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of September 30, 2025 and concluded that no such events occurred.

Note 12 - Accrued expenses

Accrued expenses comprise of:

	September 30, 2025	December 31, 2024
(in $ millions)
Accrued interest(1)	4.6	5.4
Accrued operating expenses	0.6	0.8
Dividend payable(2)	—	0.4
Other accrued expenses(3)	0.6	0.6
Total	5.8	7.2

(1) Accrued interest pertains to unpaid interest on the sale and leaseback facilities for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn”, “Mount Neblina”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Bareboat payments on the leases for these vessels are paid in arrears.

(2) In December 2024, the Board approved a cash distribution of $0.01 per share for November 2024, which was paid in January 2025.

(3) Other accrued expenses include accruals for commissions, audit fees, legal fees and management fees.

Note 13 - Debt

	Financing company	September 30, 2025	December 31, 2024
(in $ millions)
Vessel financing (Mount Norefjell)	AVIC	56.8	58.8
Vessel financing (Mount Ita)	AVIC	56.8	58.8
Vessel financing (Mount Etna)	AVIC	57.4	59.3
Vessel financing (Mount Blanc)	AVIC	57.3	59.3
Vessel financing (Mount Matterhorn)	CCBFL	58.9	60.5
Vessel financing (Mount Neblina)	CCBFL	58.9	60.5
Vessel financing (Mount Hua)	Jiangsu	60.0	61.6
Vessel financing (Mount Bandeira)	Jiangsu	60.0	61.6
Vessel financing (Mount Elbrus)	CCBFL	59.9	61.5
Vessel financing (Mount Denali)	CCBFL	60.4	62.0
Vessel financing (Mount Aconcagua)	CCBFL	60.5	62.0
Vessel financing (Mount Emai)	CCBFL	60.5	62.0
Total debt, gross		707.4	727.9
Less: Deferred finance charges		(12.0)	(14.0)
Total debt, net of deferred finance charges		695.4	713.9
Less: Current portion of long-term debt, net of deferred finance charges		(23.8)	(24.3)
Long-term debt, net of deferred finance charges		671.6	689.6

The total debt, gross of deferred finance charges, as of September 30, 2025, is repayable as follows:

Year ending December 31
(in $ millions)
2025 (remaining three months)	6.9
2026 (1)	26.1
2027	27.6
2028	29.6
2029	31.5
Thereafter	585.7
Total	707.4

(1) $19.5 million repayable in the nine months ended September 30, 2026.

AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements

The Company has sale and leaseback arrangements with AVIC for “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc” accounted for as financing transactions. The vessels were sold and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million and then declines to $47.2 million after year 7.

In addition, AVIC partially financed the cost of installing scrubbers on the above vessels amounting to $2.2 million for each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023. The last installment on the scrubber financing is repayable in the first quarter of 2026.

Under the relevant financing agreements, payment of dividends or making of other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessel that are payable within the next six months.

The fixed price purchase options and a cash penalty of $25.0 million per vessel for not exercising any of the purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

The Company has sale and leaseback arrangements with CCBFL for “Mount Matterhorn”, “Mount Neblina”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. The vessels were sold and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing arrangements

The Company has sale and leaseback arrangements with Jiangsu for “Mount Bandeira” and “Mount Hua”. The vessels were sold and chartered back on seven-year bareboat charters, which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million and declines to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

Each of our eight subsidiaries under our sale and leaseback arrangements with CCBFL and Jiangsu has been required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel.

As of September 30, 2025, the Company is required to maintain a total minimum cash balance of $12.3 million, which are included in cash and cash equivalents as there are no legal restrictions on the bank account.

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale and leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. The Company has classified the estimated amortization of the bareboat payments due within twelve months from September 30, 2025 as “Current portion of long-term debt” on the Unaudited Consolidated Balance Sheet.

Drew Holdings Limited. (“Drew”) – Revolving Credit Facility

The Company has a $10.0 million Revolving Credit Facility agreement with Drew, who is a significant shareholder in the Company. Refer to Note 16 - Related Party Transactions for details on the terms of the agreement with Drew.

As of September 30, 2025 and December 31, 2024, we were in compliance with all of our covenants in each of our financing arrangements to the extent applicable.

Note 14 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of September 30, 2025 and December 31, 2024 were as follows:

		September 30, 2025		December 31, 2024
(in $ millions)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents (1)	Level 1	26.4	26.4	19.4	19.4
Liabilities
Current portion of long-term debt (2)(3)	Level 2	26.4	26.4	26.9	26.9
Long-term debt (2)(3)	Level 2	714.4	681.1	730.7	701.0

(1) All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.

(2) Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rates as of September 30, 2025 and December 31, 2024.

(3) Our debt obligations are recorded at amortized cost in the Unaudited Consolidated Balance Sheets. The amounts presented in the table are gross of deferred finance charges amounting to $12.0 million and $14.0 million as of September 30, 2025 and December 31, 2024, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of September 30, 2025 and December 31, 2024 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Note 15 - Commitments and Contingencies

	September 30, 2025	December 31, 2024
(in $ millions)
Book value of vessels and equipment, net secured against Total debt, gross (1)	831.1	853.0
Total	831.1	853.0

(1) Legal owner of the vessels are the respective leasing companies, see note 13.

Contingencies

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the consolidated financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Note 16 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of September 30, 2025, Drew holds 29.0% of the Company’s outstanding common shares.

The Company has a $10.0 million revolving credit facility with Drew. The facility includes a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period. The facility is available to drawdown until December 31, 2025 with the latest repayment date of December 31, 2026, and charges interest at the Term Secured Overnight Financing Rate (“SOFR”) plus a 6.5% margin per annum.

In the nine months ended September 30, 2025, the Company drew down $6.0 million from the revolving credit facility which was fully repaid in March 2025. Commitment fees of $0.03 million and $0.07 million were recognized in the three and nine months ended September 30, 2025, respectively. Interest expense of nil and $0.1 million were recognized in the three and nine months ended September 30, 2025, respectively.

As of September 30, 2025, the Company has $0.03 million of commitment fee payable to Drew presented under “Trade payables” in the unaudited consolidated balance sheet. The Company has $10.0 million available to draw down from this facility.

Corporate support agreement

The Company entered into a corporate support agreement with Magni. As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement.

2020 Bulkers Management

In February 2023, the Company signed an agreement with 2020 Bulkers Management, replacing a similar management agreement entered into in October 2021. Pursuant to the management agreement, 2020 Bulkers Management provides us with certain operational, commercial and management services. The Company shall pay 2020 Bulkers Management a management fee subject to annual estimates and calculated, based on, among other things, expected activity level of the Company and the expected scope of services to be provided by 2020 Bulkers Management in relation to the Company in the year, and payable quarterly, in four equal tranches. Such management fee shall equal certain costs, based on the sum of (i) the direct payroll costs allocated to the performance of the services under the management agreement, marked-up by a margin of 13%, and (ii) certain shared costs corresponding to infrastructure costs in such year related to the performance of such services. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. The management agreement has an indefinite term and can be terminated by either party upon one month’s notice.

Following the acquisition of 40% of the issued shares in 2020 Bulkers Management, 2020 Bulkers Management became a related party from August 29, 2024. Management fee from 2020 Bulkers Management of $0.3 million and $1.1 million were recognized in the three and nine months ended September 30, 2025, respectively.

As of September 30, 2025 and December 31, 2024, the Company had $0.3 million payable to 2020 Bulkers Management presented under “Trade payables” in the unaudited consolidated balance sheet.

Note 17 - Equity

The authorized share capital of the Company as of September 30, 2025 and December 31, 2024 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In March 2025, the Company issued 2,650,000 common shares of par value $1.00 each in a private placement at a price of $5.73 per share, with the net proceeds from the private placement to be used for general corporate purposes.

In April 2025, the Board approved a grant of 200,000 share options to key human resources. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $7.50 per share and will be reduced by any dividends and cash distributions paid.

The following cash distributions were declared in the nine months ended September 30, 2025:

Relevant period	Declaration date	Amount per share (in $)	Payment date
December 2024	January 7, 2025	0.005	February 5, 2025
January 2025	February 10, 2025	0.005	March 5, 2025
February 2025	March 6, 2025	0.005	April 22, 2025
March 2025	April 3, 2025	0.04	May 2, 2025
April 2025	May 7, 2025	0.025	June 3, 2025
May 2025	June 5, 2025	0.03	July 3, 2025
June 2025	July 8, 2025	0.05	August 5, 2025
July 2025	August 7, 2025	0.04	August 29, 2025
August 2025	September 4, 2025	0.10	September 25, 2025

The above cash distributions were made from the Company's Contributed Surplus account.

Note 18 - Subsequent Events

On October 7, 2025, the Board approved a cash distribution for September 2025 of $0.10 per share for shareholders of record as of October 20, 2025.

On November 5, 2025, the Board approved a cash distribution for October 2025 of $0.07 per share for shareholders of record as of November 17, 2025.